UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 8, 2013

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES SECOND QUARTER 2013 RESULTS

Revenues of $22.3 million growing 23% sequentially; operating income of $1 million

MIGDAL HAEMEK, Israel – August 8, 2013 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended June 30, 2013.

Highlights of the Second Quarter 2013

•	Revenues of $22.3 million - up 23% over first quarter 2013 revenues;
•	Non-GAAP operating income of $1.2 million; GAAP operating income of $1.0 million;
•	Non-GAAP net income of $1.0 million; GAAP net income of $0.3 million;
•	Positive operating cash flow of $1.1 million;

Roy Porat, Camtek’s Chief Executive Officer, commented, “We are very pleased with our second quarter results, with sequential revenue growth of 23% and non-GAAP operating income of $1.2 million. Camtek's revenue model balances out the industry cyclicality by offering multiple products to the two markets in which we operate. Our Xact sample preparation product made an important contribution to the growth in this quarter's revenues.”

Concluded Mr. Porat, “As we move into the second half of the year, similar to peers in our industry, we are seeing a pause with some push outs in expected orders. The general atmosphere, while cautious, remains positive, with expectations of growth in the latter part of the year and next year. Subsequently, for the third quarter we are expecting revenues sequentially slightly lower at a range between $19-21 million. Taking a broader perspective, I believe Camtek is well positioned to take advantage of the cyclical markets in which we operate, with both our legacy inspection products as well as the new products coming into play.”

Second Quarter 2013 Financial Results

Revenues for the second quarter of 2013 were $22.3 million. This is a 23% improvement from prior quarter revenues of $18.1 million and an 11% decrease from the second quarter of 2012.

Gross profit on a GAAP basis in the quarter totaled $9.8 million (44.0% of revenues). This is a 20% improvement compared to $8.2 million (45.4% of revenues) in the prior quarter and a 19% decrease compared to $12.1 million in the second quarter of 2012 (48.2% of revenues). Gross profit on a non-GAAP basis in the quarter totaled $9.9 million (44.4% of revenues). This is a 20% improvement compared to $8.3 million (45.8% of revenues) in the prior quarter and a 19% decrease compared to $12.2 million (48.6% of revenues) in the second quarter of 2012.

Operating income on a GAAP basis in the quarter was $1.0 million (4.5% of revenues). This is compared to an operating loss of $0.2 million in the prior quarter and to operating income of $3.3 million in the second quarter of 2012 (13.0% of revenues).  Operating profit on a non-GAAP basis in the quarter was $1.2 million (5.4% of revenues). This is compared to an operating income of $0.1 million (0.4% of revenues) in the prior quarter and of $3.4 million (13.8% of revenues) in the second quarter of 2012.

Net income on a GAAP basis in the quarter totaled $0.3 million or $0.01 per diluted share. This is compared to a net loss of $0.9 million or $0.03 per share in the prior quarter and to net income of $2.3 million or $0.08 per share in the second quarter of 2012.  Net income on a non-GAAP basis in the quarter was $1.0 million or $0.03 per diluted share. This is compared to a net loss of $0.2 million or $0.01 per share in the prior quarter and net income of $3.0 million or $0.10 per share in the second quarter of 2012.

Cash, cash equivalents and short-term deposits, net of bank loans as of June 30, 2013 were $17.6 million compared to $17.3 million as of March 31, 2013. The company generated $1.1 million from operating cash flow during the second quarter of 2013. In addition, the company used cash to repay $3.1 million of bank loans.

Conference Call

Camtek will host a conference call today, August 8, 2013, at 9:00 am ET.

Roy Porat, Chief Executive Officer and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:                                                                   1 888 407 2553at 9:00 am Eastern Time
Israel:                                                                   03 918 0644at 4:00 pm Israel Time
International:                                               +972 3 918 0644

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses. and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2013	2012
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	12,680	18,867
Short-term deposits	7,660	7,160
Accounts receivable, net	27,993	23,076
Inventories	19,885	18,335
Due from affiliates	386	391
Other current assets	2,803	2,210
Deferred tax asset	367	367

Total current assets	71,774	70,406

Fixed assets, net	15,889	15,822

Long term inventory	4,548	7,090
Long-term deposit	729	729
Deferred tax asset	107	107
Other assets, net	304	304
Intangible assets, net *	2,845	2,971
Goodwill	1,579	1,579
	10,112	12,780
Total assets	97,775	99,008

Liabilities and shareholders’ equity

Current liabilities
Short term bank loans	1,500	4,160
Accounts payable – trade	11,206	7,610
Long term bank loans – current portion	1,075	1,592
Other current liabilities	12,552	13,850

Total current liabilities	26,333	27,212

Long term liabilities
Long term bank loans	167	500
Liability for employee severance benefits	736	710
Other long term liabilities *	10,445	10,249
	11,348	11,459

Total liabilities	37,681	38,671

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
32,138,251 issued as June 30, 2013 and 31,989,309 as of December 31, 2012, outstanding 30,045,875
as of June 30, 2013 and 29,896,933 as of December 31, 2012	133	133
Additional paid-in capital	61,703	61,415
Accumulated income	156	687
	61,992	62,235
Treasury stock, at cost (2,092,376 as of June 30, 2013 and December 31, 2012)	(1,898)	(1,898)

Total shareholders' equity	60,094	60,337

Total liabilities and shareholders' equity	97,775	99,008

(*)	Relates to Printar and SELA acquisitions

Camtek Ltd.
Consolidated Statements of Operations

 (in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	40,339	43,211	22,266	25,033	84,547
Cost of revenues	22,317	23,506	12,447	12,961	47,482

Gross profit	18,022	19,705	9,819	12,072	37,065

Research and development costs	7,208	6,645	3,558	3,320	12,916
Selling, general and administrative expenses	9,974	*10,923	5,268	*5,488	*21,138
Impairment charge in respect of goodwill and other intangible assets	-	-	-	-	3,031

	17,182	17,568	8,826	8,808	37,085

Operating income (loss)	840	2,137	993	3,264	(20)

Financial income (expenses), net	(1,078)	(986)	(512)	(854)	233

Income (loss) before income
taxes	(238)	1,151	481	2,410	213

Income tax	(293)	(242)	(146)	(144)	(210)

Net income (loss)	(531)	909	335	2,266	3

Net income (loss) per ordinary share:

Basic	(0.02)	0.03	0.01	0.08	0.00

Diluted	(0.02)	0.03	0.01	0.08	0.00

Weighted average number of
ordinary shares outstanding:

Basic	29,966	29,803	30,034	29,881	29,849

Diluted	29,971	30,003	30,044	30,013	30,013

  (*)           Including income of approximately 1 million dollars related to a settlement with a former service provider of the company.

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	(531)	909	335	2,266	3
Acquisition of Sela and Printar related expenses (1)	994	1,170	516	596	(434)
Inventory write –downs (2)	-	-	-	-	1,515
Impairment in respect of goodwill and other intangible assets (3)	-	-	-	-	3,031
Share-based compensation	285	205	141	103	401
Shelf registration expenses	-	94	-	-	94
Non-GAAP net income	748	2,378	992	2,965	4,610

Non –GAAP net income per share , basic and diluted	0.03	0.08	0.03	0.10	0.15

Gross margin on GAAP basis	44.7%	45.6%	44.1%	48.2%	43.8%
Reported gross profit on GAAP basis	18,022	19,705	9,819	12,072	37,065
Acquisition of Sela and Printar related expenses (1)	150	150	75	75	300
Inventory write-downs (2)	-	-	-	-	1,515
Share-based compensation	27	50	21	25	97
Non- GAAP gross margin	45.1%	46.2%	44.4%	48.6%	46.1%
Non-GAAP gross profit	18,199	19,905	9,915	12,172	38,977

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	840	2,137	993	3,264	(20)

Acquisition of Sela and Printar related expenses (1)	150	150	75	75	300
Inventory write- downs (2)	-	-	-	-	1,515
Impairment charge in respect of goodwill and other intangible assets (3)	-	-	-	-	3,031
Share-based compensation	285	205	141	103	401
Shelf registration expenses	-	94	-	-	94
Non-GAAP operating income	1,275	2,586	1,209	3,442	5,361

(1)
During the three and six months ended June 30, 2013 and 2012 and the twelve months ended December 31, 2012, the Company recorded acquisition expenses (income) of $0.5 million, $1.0 million, $0.6 million, $1.2 million and $(0.4) million, respectively, consisting of: (1) Revaluation adjustments of $0.4 million, $0.8 million, $0.5 million, $1.0 million and $(0.7) million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under the finance expenses line item and (2) $0.07 million, $0.15 million, $0.07 million, $0.15 million and $0.3 million, respectively, with respect to amortization of intangible assets acquired recorded under the cost of revenues line item.

(2)
During the three months and six months ended June 30, 2013 and 2012, and the twelve months ended December 31, 2012, the Company recorded inventory write downs in the amount of $0 million, $0 million, $0 million, $0 million, and $1.5 million, respectively.

(3)
During the three months and six months ended June 30, 2013 and 2012, and the twelve months ended December 31, 2011, the Company recorded an impairment charge in respect of goodwill and other intangible assets in the amount of $0 million, $0 million, $0 million, $0 million, and $3.0 million, respectively.